Exhibit 12
Statement of Ratios
Preferred Apartment Communities, Inc.
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Six months ended June 30,	Year ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Net income (loss)	$(3,172,011)	$(2,425,989)	$2,127,203	$(4,205,492)	$(146,630)	$(8,495,424)
Add:
Fixed charges	18,454,331	21,315,731	10,188,187	5,780,526	2,504,679	1,514,581
Less: Net (income) loss attributable to
non-controlling interests	80,600	25,321	(33,714)	222,404	—	—
Total earnings	$15,362,920	$18,915,063	$12,281,676	$1,797,438	$2,358,049	$(6,980,843)

Fixed charges:
Interest expense	$17,061,013	$19,841,455	$9,183,128	$4,921,797	$2,310,667	$1,450,101

Amortization of deferred loan costs
related to mortgage indebtedness	1,393,318	1,474,276	1,005,059	858,729	194,012	64,480
Total fixed charges	18,454,331	21,315,731	10,188,187	5,780,526	2,504,679	1,514,581

Preferred dividends	17,326,017	18,751,934	7,382,320	3,963,146	450,806	—
Total Combined fixed charges and
preferred dividends	$35,780,348	$40,067,665	$17,570,507	$9,743,672	$2,955,485	$1,514,581

Ratio of Earnings to Combined fixed
charges and preferred dividends	0.43	0.47	0.70	0.18	0.80	(A)

(A) The computation of our ratios of earnings to combined fixed charges and preferred stock dividends indicates that earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $20.4 million, $21.2 million, $5.3 million, $7.9 million, $597,000 and $8.5 million for the six months ended June 30, 2016 and the twelve months ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively. Our net loss to common stockholders for the year ended December 31, 2013 includes the effect of a one-time deemed non-cash dividend of approximately $7.0 million related to a beneficial conversion feature within our Series B Preferred Stock, all of which was converted to Common Stock on May 16, 2013. Combined fixed charges and preferred dividends for the twelve months ended December 31, 2013 do not reflect the deemed non-cash dividend.